4 First American Way Santa Ana, CA 92707 Direct 714.250.7662 Fax 714.250.6917 corelogic.com

February 10, 2012

Via EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:

CoreLogic, Inc.

Form 10-K for the Fiscal Year ended December 31, 2010, Filed on March 14, 2011

Form 8-K filed on May 5, 2011

Form 10-Q for the Quarterly Period ended September 30, 2011, Filed on

      November 4, 2011

File No. 001-13585

Mr. Krikorian:

Thank you for your letter dated February 2, 2012 addressed to CoreLogic, Inc. (“we”, “CoreLogic” or the “Company”) setting forth additional comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the documents listed above, and in response to CoreLogic’s letter to the Staff dated January 6, 2012.

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment. We note that references to prior comments refer to the letter from the Staff to CoreLogic dated November 30, 2011.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

External cost of revenues, page 31

1.

We have reviewed your response and proposed revised disclosures to prior comment 8. Tell us whether all of the salaries and benefits relate to cost of providing services. If so, consider including a caption or header that indicates that these costs are cost of revenue along with the external cost of revenue and depreciation and amortization.

Securities and Exchange Commission

February 10, 2012

Company response:

Salaries and benefits expense and depreciation and amortization expense in our income statement are not solely related to the costs of providing services but also include costs associated with selling, general, administrative and product development activities. We respectfully refer to our prior response and note we do not have the data, systems or processes to differentiate salaries and wages or other internal costs between cost of revenues and selling, general and administrative and product development activities. We also do not focus on or provide a gross profit caption in our income statement and our income statement presentation is consistent with how we manage our business and communicate our results to our investors. We will provide further clarity in our future filings to indicate that external cost of revenue excludes internal salaries and wages and depreciation and amortization which is analogous to SAB Topic 11:B.

Liquidity and Capital Resources

2.	We have reviewed your response to prior comment 7. We further note that your disclosures on page 50 of your Form 10-Q for the quarterly period ended September 30, 2011, continue to include a general statement that you are in compliance with the financial covenants rather than providing an indication of your compliance with these ratios. Please expand accordingly. In addition, please expand your discussion under liquidity and capital resources to discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Describe your consideration of disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants under liquidity and capital resources. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Company response:

We have reviewed Section 501.03 of the Financial Reporting Codification and related materials for guidance. In particular, we note the Staff’s position that there are at least two scenarios in which companies should consider whether discussion and analysis of material covenants related to their outstanding debt may be required. The first scenario relates to companies that are or are reasonably likely to be in breach of their covenants. We respectfully refer to our prior response and note that we have substantial headroom under our covenants for additional borrowings, and are not reasonably likely to be in breach of these covenants.

The second scenario noted by the Staff relates to consideration of the impact of debt covenants on a company’s ability to undertake additional debt or equity financing. We will expand the disclosure in our future filings, in the liquidity and capital resources

Securities and Exchange Commission

February 10, 2012

section of MD&A, to include the potential consequences of not complying with or being able to amend our debt covenants in the future. In this discussion, we will disclose and analyze the factors that could reasonably result in non-compliance with our covenants, such as a significant decrease in earnings or a significant increase in outstanding debt. We will also include in our future filings an indication as to whether or not we would be able to undertake additional borrowings while continuing to be in compliance with the financial ratios, or whether we have little-to-no headroom.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Cash equivalents, page 57

3.	We note your response to prior comment 9. We note your statement that “[w]e earn interest income on the funds on deposit in this escrow account, and bear the theoretical risk of any loss from investment.” Explain why these two factors do not support reflecting the asset and liability on your balance sheet. Since you have custody of the assets, have an obligation for losses, and have the rights to earn income from holding these investments, please explain in greater detail why these investments should not be presented on your balance sheet. Indicate whether a trust that you analogize to would also be subject to these factors. Please advise.

Company response:

We understand the Staff’s question to relate to the two- to five-day period during which client funds reside in an escrow account awaiting payment to the relevant taxing authority.

With respect to this part of the tax payment cycle, client funds are deposited into a segregated account for the benefit of mortgage lenders and servicers (“Payment Account”). Our sole authority with respect to these funds relates to fulfilling our contractual obligations to pay the property taxes on the client’s behalf. We believe that our accounting treatment with respect to the funds on deposit in the Payment Account (“Client Funds”) is correct, as the Client Funds are not our assets. We have outlined below some of the material factors for this conclusion.

A.

We respectfully refer the Staff to our previous response relating to the AICPA Audit & Accounting Guides for Depository and Lending Institutions, in particular section 21.15 and ASC 942-605-25-3. We believe this guidance is analogous to our facts and indicates that trust departments (i) have custody of the funds, (ii) deposit them in interest-bearing accounts and recognize income received from such deposit on the trust’s financial statements, and (iii) are required to apply ASC 450 in analyzing contingencies resulting therefrom. However, trust departments do not include these funds in the trust’s financial statements as the funds are not trust assets. Similarly, we earn interest income or

Securities and Exchange Commission

February 10, 2012

earnings credits on funds deposited in the Payment Account. Interest income amounts are not material ($408,000 in 2011) and we view these amounts as part of the fee earned from clients in providing these services. To the extent there was a loss of principal while the funds were on deposit in the Payment Account, we would be contingently liable for such loss under ASC 450. Historically, we have not incurred any losses and do not anticipate incurring future losses. As a result, we have not required any loss contingencies related to these investments.

B.	We process payments to real property taxing authorities at the direction and on behalf of our customers. Our clients authorize us to use the Client Funds only to make payments to relevant taxing authorities, but do not permit us to commingle the funds or use them for other purposes. We are acting solely as the disbursement agent for these payments and the primary obligor is the real property owner who elected or agreed to have property taxes impounded. We are not directly or indirectly obligated to the taxing authority with respect to these obligations.

C.	We believe that inclusion of Client Funds on our balance sheet would distort our true financial position and cash flows and therefore potentially mislead and confuse our investors. Client Funds totaled $593.9 million at December 31, 2011 and $225.5 million at December 31, 2010. If these amounts were included on our balance sheet and statement of cash flows, investors may wrongly believe these funds belong to CoreLogic and as such they are available to CoreLogic creditors in bankruptcy or otherwise.

D.	We have been advised by bankruptcy counsel that Client Funds should be viewed by a bankruptcy court as third-party funds and not CoreLogic funds in the event of a bankruptcy.

E.	Our accounting treatment is consistent with industry practice. The one publicly-traded, direct competitor that provides similar tax services for lender clients does not include amounts held in escrow for its clients on its balance sheets. The accounting treatment in the mortgage servicing industry is a relevant precedent because, similar to CoreLogic, mortgage servicers process billions of dollars in payments on behalf of their customers and generally earn interest on these funds. Mortgage servicers typically do not reflect amounts held on behalf of clients on their balance sheets.

We will provide additional disclosure of these escrow funds in future filings including the nature and quality of the underlying investment funds and also our potential exposure for contingent losses. Attached as Exhibit A to this letter is our proposed disclosure related to these funds that we will include in future filings.

Note 22. Unaudited Quarterly Financial Data, page 90

4.	We are considering your response to prior comment 11 pending resolution of prior comment 1, which relates to this comment.

Securities and Exchange Commission

February 10, 2012

Company response:

We acknowledge the Staff’s comment regarding further consideration pending the Company’s response to comment #1.

Form 8-K filed on May 5, 2011

5.	We note your response to prior comment 13. It is unclear to us why you believe including equity method earnings as your revenue is proper. In this regard, please explain in greater detail why you believe including equity method earnings as revenue assists your investors to understand your business on a comparative basis for periods prior to the Separation as noted in your response. We further note your response indicates that this inclusion is a common practice in the insurance industry. Please tell us how you determined that this remains relevant as insurance is no longer your primary business.

Company response:

We agree with the Staff that, because insurance is no longer our primary business, including equity method earnings as revenue will no longer be relevant. As previously noted, we intend to discontinue this presentation in our first quarterly earnings release in 2012. We will revise all prior comparative periods in our future earnings releases to reflect this change.

Analysts and investors were accustomed to our presentation when we operated as The First American Corporation, and therefore, we provided annual guidance for 2011 (our first full fiscal year as a stand-alone company) on an adjusted revenue basis (i.e., including equity method earnings in revenue). We believe a mid-year change in reporting and guidance would be disruptive and confusing to investors and analysts. Entering 2012, we will have our first year of comparable results on a standalone basis and therefore we believe transition at this time is appropriate.

***

In the instances indicated above, we believe that revisions in response to the Staff’s comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

Securities and Exchange Commission

February 10, 2012

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience.

If there is anything we can do to facilitate your review, please do not hesitate to contact the undersigned at (714-250-6161). In addition, you are welcome to contact the following lawyer at Sidley Austin LLP: Sharon Flanagan (415-772-1271).

Very truly yours,

CORELOGIC, INC.

By:	/s/ Frank D. Martell
Name: Frank D. Martell
Title: Chief Financial Officer

EXHIBIT A

[To be included in Note 2 – Significant Accounting Policies – to CoreLogic’s Consolidated Financial Statements]

Escrow Administration Arrangements

We administer escrow deposits as a service to our customers in connection with our tax services business. These deposits are maintained in segregated accounts for the benefit of our customers. Escrow deposits totaled $593.9 million at December 31, 2011 and $225.5 million at December 31, 2010. Escrow deposits held on behalf of our customers are not our funds and therefore are not included in the accompanying consolidated balance sheets.

Under our contracts with our customers, if we make a payment in error or fail to pay a taxing authority when a payment is due, we could be held liable to our customers for all or part of the financial loss they suffer as a result of our act or omission. We maintained reserves relating to incorrect disposition of assets of $16.0 million, $16.7 million and $17.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Escrow deposits are generally held by the Company for a period of two to five business days and we invest these funds in highly-rated, liquid investments, such as bank deposit products or AAA-rated money market funds. We earn interest income from these investments and bear the risk of any losses. However, we have not historically incurred any investment losses and do not anticipate incurring any future investment losses. As a result, we do not maintain any reserves for losses in value of these investments.